Exhibit 99.1

MingZhu to Acquire Feipeng for Approximately US$15 Million

Deal Expands Critical First and Last Mile Slack Coal Transport Network

SHENZHEN, China, December 21, 2022 – MingZhu Logistics Holdings Ltd. (NASDAQ: YGMZ) (the “MingZhu” or “Company”), a leading trucking service provider, today announced it has entered into a Share Purchase Agreement (the “SPA”) to acquire Feipeng Global Limited (the “Feipeng”), a services provider of slack coal transportation for the “first and last mile” by road-railway intermodal system in Xinjiang, China. The acquisition is valued at approximately US$15 million and is expected to be immediately accretive to MingZhu’s revenue, gross margin and net income. The transaction is subject to the conditions that are customary for transactions of this type.

Under terms of the SPA, MingZhu acquired 100% of Feipeng for approximately US$15 million, of which US$10 million will be paid in cash upon closing in form of cash. Feipeng shall receive a certain number of shares valued at approximately US$5 million if it achieves a targeted net income of US$2.4 million during the calendar year 2023.

Mr. Jinlong Yang, Chairman and Chief Executive Officer of MingZhu Logistics Holdings Limited, commented, “This is a material transaction for us, which gives us higher confidence in our growth prospects over the coming year. We are excited to have the Feipeng team to join the Mingzhu family. There are immediate synergies between our two companies and the financial terms were compelling. Feipeng is known as a market leader in large cargo transportation networks. Our mutual focus on increased sustainability and efficiency for the logistics supply chain are directly aligned as we will now work together to execute Mingzhu’s Scale strategy. We were impressed with the Feipeng team and look forward to working more closely together as part of our commitment to continued innovation. Our priority is to create a faster, even more efficient, intermodal transportation system to better serve key commerce centers, like Xinjiang. This will allow us to better facilitate bulk transfer by road to rail, as well to as to ship coal by containers to increase improve the transport capacity.”

About Feipeng

Founded in July 2014, Feipeng Logistics provides integrated solutions to the logistics supply chain that reduce costs and increase efficiency. Feipeng Logistics is based in China’s Xinjiang Autonomous Region, a strategically important location for manufacturing and commerce.

About MingZhu Logistics Holdings Limited (NASDAQ: YGMZ)

Established in 2002 and headquartered in Shenzhen, China, MingZhu Logistics Holdings Limited is a 4A-rated professional trucking service provider. Based on the Company’s regional logistics terminals in Guangdong Province, MingZhu Logistics Holdings offers tailored solutions to our clients to deliver their goods through our network density and broad geographic coverage across the country by a combination of self-owned fleets tractors and trailers and subcontractors’ fleets. For more information, please visit ir.szygmz.com.

Forward-Looking Statements

The statements in this press release regarding the Company’s future expectations, plans and prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements regarding plans, goals, objectives, strategies, future events, expected performance, assumptions and any other statements of fact that have not occurred. Any statements that contain the words “may”, “will”, “want”, “should”, “believe”, “expect”, “anticipate”, “estimate”, “calculate” or similar statements that are not factual in nature are to be considered forward-looking statements. Actual results may differ materially from historical results or from those expressed in these forward-looking statements as a result of a variety of factors. These factors include, but are not limited to, the Company’s strategic objectives, the Company’s future plans, market demand and user acceptance of the Company’s products or services, technological advances, economic trends, the growth of the trucking services market in China, the Company’s reputation and brand, the impact of industry competition and bidding, relevant policies and regulations, fluctuations in China’s macroeconomic conditions, and the risks and assumptions disclosed in the Company’s reports provided to the CSRC (China Security Regulatory Commission) For these and other related reasons, we advise investors not to place any reliance on these forward-looking statements, and we urge investors to review the Company’s relevant SEC filings for additional factors that may affect the Company’s future results of operations. The Company undertakes no obligation to publicly revise these forward-looking statements subsequent to the filing of these documents as a result of changes in particular events or circumstances.

For further information, please contact.

MingZhu Logistics Holdings Limited:

Jingwei Zhang

Email: company@szygmz.com

Phone: +86 186-5937-1270

Investor Relations Contact.

David Pasquale

Global IR Partners

Email: YGMZ@globalirpartners.com

New York Office Phone: +1-914-337-8801